EXHIBIT 99.4
AAROHI COMMUNICATIONS, INC.
NOTICE OF GRANT OF STOCK OPTION
                                                   (the “Optionee”) has been granted an option (the “Option”) to purchase certain shares of Stock of Aarohi Communications, Inc. pursuant to the Aarohi Communications, Inc. 2001 Stock Option Plan (the “Plan”), as follows:

Date of Option Grant:

Number of Option Shares:

Exercise Price:	$ per share

Initial Vesting Date:	.

Option Expiration Date:	The date ten (10) years after the Date of Option Grant.

Tax Status of Option:	Stock Option. (Enter “Incentive” or “Nonstatutory.” If blank, this Option will be a Nonstatutory Stock Option.)

Vested Shares: Except as provided in the Stock Option Agreement, the number of Vested Shares (disregarding any resulting fractional share) as of any date is determined by multiplying the Number of Option Shares by the “Vested Ratio” determined as of such date as follows:

Vested Ratio
Prior to Initial Vesting Date

On Initial Vesting Date, provided the Optionee’s Service has not terminated prior to such date

Plus:

For each full month of the Optionee’s continuous Service from Initial Vesting Date until the Vested Ratio equals 1/1, an additional
          By their signatures below, the Company and the Optionee agree that the Option is governed by this Notice and by the provisions of the Plan and the Stock Option Agreement, both of which are attached to and made a part of this document. The Optionee acknowledges receipt of copies of the Plan and the Stock Option Agreement, represents that the Optionee has read and is familiar with their provisions, and hereby accepts the Option subject to all of their terms and conditions.

Aarohi Communications, Inc.	OPTIONEE

By:

Signature

Its:

Date

Address	Address

ATTACHMENTS:	2001 Stock Option Plan, as amended to the Date of Option Grant; Stock Option Agreement and Exercise Notice